UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

The first paragraph below and the financial statements attached to the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

On November 28, 2011 and November 29, 2011, respectively, the Audit Committee and Board of Directors of the Registrant resolved to extend the term of the Registrant's shareholder bonus rights plan by three years.  This extension was not in response to any acquisition proposal. Except for the extension of the expiration date of the plan from December 31, 2011 to December 31, 2014, the other terms and conditions of the plan will remain unchanged.

The plan, which was initially adopted in November 2001, is intended to help ensure that all of the Registrant’s shareholders are able to realize the long-term value of their investment in the Registrant in the event of a potential takeover which does not reflect the full value of the Registrant and is otherwise not in the best interests of the Registrant and its shareholders. The plan is not intended to prevent an acquisition of the Registrant on terms that the Registrant’s Audit Committee and Board of Directors consider favorable and fair.

This report on Form 6-K of the registrant also consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Orckit Communications Reports 2011 Third Quarter Results, dated November 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                    ORCKIT COMMUNICATIONS LTD.

Date: December 1, 2011                                                                           By:/s/ Izhak Tamir
                  Izhak Tamir, President

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
Exhibit 99.1	Press Release: Orckit Communications Reports 2011 Third Quarter Results, dated November 30, 2011.